ORRICK

02055139

ORRICK, HERRINGTON & SUTCLIFFE LLP
666 FIFTH AVENUE
NEW YORK, NY 10103-0001
tel 212-506-5000
fax 212-506-5151
WWW.ORRICK.COM

September 16, 2002

Johannes K. Gäbel
212-506-5355
jgabel@orrick.com

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

SUPPL

SEC MAIL PROCESSING
RECEIVED
SEP 20 2002
WASH, D.C. 161 SECTION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: FJA AG (the "Company")
File No. 82-5077

Dear Sir or Madam:

Subsequent to our submission of August 22, 2002, enclosed please find a copy of a press release dated September 13, 2002.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,

J. Gäbel

Johannes K. Gäbel
U.S. Authorized Representative

PROCESSED
OCT 09 2002
THOMSON
FINANCIAL

JKG/ejm
Enclosure

dlw 10/3

Mueller, Eleonore

Subject: FJA Share Price Development

FILE NO.
82-5077

-----Original Message-----
From: FJA AG [mailto:investor.relations@fja.com]
Sent: Friday, September 13, 2002 9:21 AM
To: Johannes K. Gabel
Subject: FJA Share Price Development

The board of FJA (Frankfurt, WKN 513010) is closely monitoring the share price development over the last few days. There are no company news underlying this development. As stated during an investment conference in London last week the board, based on the current visibility of its business, confirms the forecast for 2002.

Turbulences in the market for software providers to the financial services industry and to insurance companies in particular, as have been experienced in the UK, have not been seen in Germany so far. As opposed to the UK market demand for software for the insurance industry in Germany remains unchanged largely as a result of the pension reform and the new markets developing therefrom.

The board of FJA is available for further information at any time. Please contact

Dr. Thomas Meindl, CFO
Tel.: +49-89 769 01 141

E-Mail: thomas.meindl@fja.com